Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel. +1.202.739.3000
Fax: +1.202.739.3001
www.morganlewis.com

Keith E. Gottfried
Partner
+1.202.739.5947
kgottfried@morganlewis.com

February 18, 2016

VIA EDGAR AS CORRESPONDENCE

Mr. Bryan J. Pitko, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    PICO Holdings, Inc.
Revised Revocation Solicitation Statement filed on Schedule 14A
Filed February 16, 2016
File No. 033-36383

Ladies and Gentlemen:

On behalf of PICO Holdings, Inc., a California corporation (“PICO” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated February 18, 2016 (the “Comment Letter”), relating to the above referenced Revised Preliminary Revocation Solicitation Statement filed on Schedule 14A.

Set forth below are PICO’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Morgan, Lewis & Bockius LLP by PICO. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

PICO respectfully requests that the Staff confirm that it has no further comments to the Revised Preliminary Revocation Solicitation Statement so that it may file a Definitive Revocation Solicitation Statement on Schedule 14A on February 18, 2016, or as soon as practicable thereafter.

Almaty Astana Beijing Boston Brussels Chicago Dallas Dubai Frankfurt Harrisburg Hartford Houston London Los Angeles Miami Moscow
New York Orange County Paris Philadelphia Pittsburgh Princeton San Francisco Santa Monica Silicon Valley Tokyo Washington Wilmington

Mr. Bryan J. Pitko, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
February 18, 2016

On behalf of PICO, we advise you as follows:

PRER14A filing made on February 16, 2016

Form of [Consent] Revocation Card

1. We note the responses to prior Comments 9 and 10, and that the form of revocation card has been revised to delete the boxes providing shareholders with the opportunity to select either YES, REVOKE MY REQUEST or NO, DO NOT REVOKE MY REQUEST. Please provide us with a brief legal analysis that explains whether or not the revised form of revocation card complies with Rule 14a-4(b)(1).

Response: Rule 14a-4(b)(1) requires that “means shall be provided in the form of proxy whereby the person solicited is afforded an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to, each separate matter referred to therein as intended to be acted upon.” In PICO’s Revised Preliminary Revocation Solicitation Statement, there are no proposals or matters to be acted upon, rather, the execution of the form of BLUE Revocation Card simply revokes any previously executed written request card (“Written Request”) delivered to Sean M. Leder, Leder Holdings, LLC and their affiliates (“Leder”). In this regard, specifying by boxes any choices such as “Yes, Revoke My Request”, “No, Do Not Revoke My Request” and “Abstain” is not appropriate because the execution of the BLUE Revocation Card operates solely to revoke any previously executed Written Request delivered to Leder. Moreover, providing shareholders the opportunity to check a box such as “No, Do Not Revoke My Request” or “Abstain” has the potential to confuse shareholders as a shareholder that does not want to revoke a Written Request given to Leder can simply choose not to submit a BLUE Revocation Card. As such, PICO believes that where, as here, the execution of a consent revocation card operates solely to revoke a previously executed consent and not to indicate approval or disapproval of, or abstention with respect to, any proposal or matter to be acted upon, PICO is not obligated to provide the three boxes specified by Rule 14a-4(b)(1).

* * * * * *

The registrant and each participant hereby acknowledge that:

•	the registrant and each participant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrant and each participant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Bryan J. Pitko, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
February 18, 2016

If the Staff of the SEC has any questions or comments regarding the foregoing, please telephone the undersigned, Keith E. Gottfried of Morgan, Lewis & Bockius LLP, or Jason L. Kent of Cooley LLP, each of which is serving as counsel to PICO. We can be reached by telephone at (202) 739-5947 and (858) 550-6044, respectively, or via email at kgottfried@morganlewis.com and jkent@cooley.com, respectively.

Sincerely,
/s/ Keith E. Gottfried
Keith E. Gottfried

cc:    Max Webb (PICO Holdings, Inc.)
Jason L. Kent, Esq. (Cooley LLP)